UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 001-33113

eFuture Information Technology Inc.
(Translation of registrant’s name into English)

8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026 China
+86 (10) 5165 0988
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

On November 29, 2010, the Registrant entered into two separate exchange agreements with Capital Ventures International (“Capital Ventures”) and Hudson Bay Master Fund Ltd. (“Hudson Bay”), whereby the Registrant exchanged the outstanding warrants held by each of Capital Ventures and Hudson Bay for a new Series A warrant to purchase ordinary shares and 20,000 ordinary shares of the Registrant.  Copies of the exchange agreements are attached hereto as Exhibits 99.1 and 99.2.

On March 21, 2011, the Registrant issued a press release announcing the sale of its stake in its subsidiary Beijing Wangku Hutong Information Technology Co., Ltd.  A copy of the press release is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eFuture Information Technology Inc.
(Registrant)

Date: April 6, 2011	By:	/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

2

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Exchange Agreement with Capital Ventures International, dated November 29, 2010.
99.2	Exchange Agreement with Hudson Bay Master Fund Ltd., dated November 29, 2010.
99.3	Press Release, dated March 21, 2011, titled “eFuture Sells Stake in Wangku.”

3